Exhibit 99.2


         This is a joint filing made by the following entities and individuals (collectively referred to herein as the "Reporting Persons") to report the purchase of the securities set forth in this Form 3 by AmTrust International Insurance Ltd.

         The Reporting Persons are AmTrust International Insurance Ltd. ("AII"), AmTrust Financial Services, Inc. ("AmTrust"), AmTrust Financial Group, Inc. ("AFG,"), G/MK Acquisition Corp. ("G/MK"), Gulf USA Corporation ("Gulf"), New Gulf Holdings, Inc. ("NGH"), Michael Karfunkel 2005 Grantor Retained Annuity Trust, Michael Karfunkel, Leah Karfunkel, George Karfunkel, and Barry Zyskind.

         On June 9, 2006, AII, a wholly owned subsidiary of AmTrust, purchased from AVP, Inc. (the "Company") 3,529,410 shares of common stock ("AVP common stock") of the Company and 705,882 warrants ("warrants") that are currently exercisable into 705,882 shares of AVP common stock. The AVP common stock and the shares issuable on exercise of the warrants are referred to herein as the "Shares." Prior to the acquisition there were issued and outstanding 16,009,099 shares of AVP common stock, so that, assuming exercise of the warrants, the Shares constitute approximately 20.9% of the shares of AVP common stock outstanding after the acquisition.

         AII has the sole power to vote and dispose of the Shares, has a pecuniary interest in the Shares, and has direct beneficial ownership of the Shares. In addition, the Reporting Persons other than AII may also be deemed to have indirect beneficial ownership of the Shares by reason of the matters set forth in following paragraphs. However, the Reporting Persons other than AII disclaim beneficial ownership of Shares in which they do not have a pecuniary interest.

         G/MK and NGH respectively own 40.2% and 17.2% of the common stock and the voting power of AmTrust. AII is a wholly owned subsidiary of AmTrust.

         Michael Karfunkel and Leah Karfunkel, who is his wife, are the trustees of the Michael Karfunkel 2005 Grantor Retained Annuity Trust (the "Trust").

         The Trust, George Karfunkel and Barry Zyskind respectively own 37.5%, 37.5% and 25.0% of the outstanding capital stock and voting power of AFG. G/MK is a wholly owned subsidiary of AFG. In addition, Michael Karfunkel and George Karfunkel each owns 50.0% of the capital stock and voting power of Gulf. NGH is a wholly owned subsidiary of Gulf.

         Michael Karfunkel, George Karfunkel and Barry Zyskind are the directors of AFG and G/MK and three of the seven directors of AmTrust. Barry Zyskind is the chief executive officer of AmTrust. Michael and George Karfunkel are the directors of Gulf and NGH. Michael Karfunkel and George Karfunkel are brothers and Barry Zyskind is the son in law of Michael Karfunkel.

         Accordingly, AII has the sole direct power to vote and dispose of the Shares. Subject to the authority of the directors of AmTrust other than Michael Karfunkel, George Karfunkel and Barry Zyskind, the Reporting Persons other than AII have the power, alone or with other Reporting Persons, to direct the vote and disposition of the Shares. Subject to the authority of the directors of AmTrust other than Michael Karfunkel, George Karfunkel and Barry Zyskind, the ultimate power to direct the vote and the disposition of the Shares is shared by Michael Karfunkel, Leah Karfunkel, George Karfunkel and Barry Zyskind.

         The Hod Foundation, a charitable foundation controlled by Michael Karfunkel, owns approximately 1.1% of the common stock and voting power of AmTrust. Michael Karfunkel disclaims beneficial ownership of these shares. The Hod Foundation is not a Reporting Person.

         The Chesed Foundation of America, a charitable foundation controlled by George Karfunkel, owns approximately 0.67% of the common stock and voting power of AmTrust. George Karfunkel disclaims beneficial ownership of these shares. The Chesed Foundation is not a Reporting Person.